

May 17, 2012

Via E-mail

Brad Farrell
Chief Financial Officer and Treasurer
Two Harbors Investment Corp.
601 Carlson Parkway, Suite 150
Minnetonka, Minnesota 55305

> **Re:** **Two Harbors Investment Corp.**
> **Form 10-K**
> **Filed February 28, 2012**
> **File No. 001-34506**

Dear Mr. Farrell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief